Mail Stop 4561

September 22, 2008

Allen Ronald DeSerranno
President and Chief Executive Officer
Mobiform Software, Inc.
1255 N. Vantage Pt. Dr., Suite A
Crystal River, FL 34429

      Re: **Mobiform Software, Inc.**
               Form 8-K filed September 10, 2008
               File No. 333-150158

Dear Mr. DeSerranno:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

      Sincerely,

      /s/ Stephen Krikorian

      Stephen Krikorian
      Accounting Branch Chief